LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

December 9, 2024

Mr. Daniel Greenspan
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
Securities Act Registration No. 333-215588
Investment Company Act Reg. No. 811-23226

Dear Mr. Greenspan:

This correspondence responds to the comments the Trust received from the staff (the “Staff ”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Post-Effective Amendment No. 333 to the Trust’s Registration Statement on Form N-1A filed September 27, 2024 (SEC Accession No. 0000894189-24-005950) (the “Amendment”) and the correspondences filed by the Trust via EDGAR on November 21, 2024 (the “November 21 Correspondence”), November 27, 2024 (the “November 27 Correspondence”) and December 3, 2024 ( the “December 3 Correspondence”). The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of registering each of the Teucrium No K-1 Corn ETF, Teucrium 2x Daily Corn ETF, Teucrium No K-1 Wheat ETF, Teucrium 2x Daily Wheat ETF, Teucrium No K-1 Sugar ETF, Teucrium 2x Daily Sugar ETF, Teucrium No K-1 Soybean ETF, and Teucrium 2x Daily Soybean ETF (each, a “Fund,” and collectively, the “Funds”) as new series of the Trust.

The Trust hereby amends the Trust’s response to the Staff’s Comment 1 in the December 3 Correspondence (as duplicated below) to include the following response:

1.Staff Comment: With regard to the November 27 Correspondence, we note the hypothetical VaR calculation provided for Teucrium 2x Daily Corn ETF, Teucrium 2x Daily Soybean ETF and Teucrium 2x Daily Sugar ETF in Appendix B exceed the 200% limit on relative VaR. Please explain supplementally if there is a plan in place for providing accurate VaR measures by the time the Funds go effective, and if so, how will that be accomplished? If there is not a plan in place for providing accurate VaR measures by the time the Funds go effective, does the Adviser intend to reduce leverage in these Funds to a level below 200% to ensure the Funds do not go above 200% relative VaR using the current metrics available? If no such plan is in place, how do you propose to monitor the Funds to ensure VaR does not exceed the 200% threshold.

Response: Following the Staff’s recent feedback regarding the hypothetical VaR calculations exceeding the 200% regulatory limit for the Teucrium 2x Daily Corn ETF, Teucrium 2x Daily Soybean ETF, and Teucrium 2x Daily Sugar ETF, we have taken immediate and substantial measures to improve the VaR modeling used to determine the Funds’ compliance with VaR limits.

Initially, the results were influenced by our prior vendor’s methodological constraints in handling futures-based portfolios. In response, we conducted a comprehensive evaluation of alternative providers and have transitioned to Bloomberg, whose platform offers enhanced data accuracy and methodologies more closely aligned with futures-based strategies. This transition is already underway and will be completed prior to the launch of any Fund.
Please see the below report that shows the revised hypothetical VaR calculations relative to the same designated indexes that were used in the prior submission. Using the Bloomberg model that more accurately reflects the volatility of each respective reference portfolio, the revised hypothetical VaR calculations for each Fund, including the leveraged Funds, are less than 200% of the VaR for the Fund’s designated index. Therefore, the Registrant expects that each Fund will be able to achieve its objective while remaining in compliance with Rule 18f-4.

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If you have any questions or require further information, please contact Rachel Spearo of U.S. Bank Global Fund Services, the Trust’s administrator, at 414-516-1692 or rachel.spearo@usbank.com.

Sincerely,

/s/ Chad Fickett
Chad Fickett
Secretary